Reg Technologies Inc.
(A Development Stage Company)

Consolidated Financial Statements

April 30, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for preparing the Company's consolidated financial statements and the other information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's consolidated financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The Company maintains a system of internal accounting policies, procedures and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with Company authorization and are properly recorded and reported in the financial statements and that assets are adequately safeguarded.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, on behalf of the shareholders and their report follows.

“John Robertson”	“Jennifer Lorette”
..........…………………	..........…………………

President/Director	Director

Vancouver, British Columbia
September 12, 2008

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF REG TECHNOLOGIES INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of Reg Technologies Inc. (A Development Stage Company) as at April 30, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
August 22, 2008

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		April 30,
	April 30,	2007
	2008	(Restated – Note 12)
	$	$
ASSETS
Current Assets
Cash	258	294,463
GST and interest receivable	7,020	11,329
Prepaid expenses	5,016	47,933
Due from related parties [Note 9(a)]	16,491	58,420
Advances to equity accounted investee [Note 7]	112,312	–
Total Current Assets	141,097	412,145
Property and Equipment [Note 8]	10,199	12,731
	151,296	424,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	44,589	373,259

Shareholders’ Equity
Share Capital [Note 4]	11,356,689	11,356,689
Contributed Surplus [Note 6]	2,024,832	849,839
Foreign Currency Translation Adjustments	–	639,758
Deficit	(13,274,814)	(12,794,669)
	106,707	51,617
	151,296	424,876
Going Concern [Note 1]
Commitments [Note 11]
Subsequent Events [Note 13]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

		For the
	For the	Year Ended
	Year Ended	April 30,
	April 30,	2007
	2008	(Restated – Note 12)
	$	$

Operating Expenses
General and administrative [Note 9 (b)(c)(e)]	1,428,432	1,677,956
Research and development [Note 9 (d)]	276,616	205,103
Foreign exchange	46,850	(3,819)
Mineral property maintenance costs	8,200	7,560
Amortization	3,869	1,413

Operating Loss	(1,763,967)	(1,888,213)
Other Income
Gain on sale of subsidiary’s shares	292,149	616,974
Gain on issue by subsidiary of its own shares outside
the consolidated group [Note 5]	228,934	147,414
Interest	1,276	14,414
Non-controlling interest	761,463	467,958
Net Loss and Comprehensive Loss for the year	(480,145)	(641,453)

Basic Loss Per Share	(0.02)	(0.03)

Weighted Average Number of Common Shares
outstanding	23,849,000	23,831,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		For the
	For the	Year Ended
	Year Ended	April 30,
	April 30,	2007
	2008	(Restated – Note 12)
	$	$
Operating Activities
Net loss	(480,145)	(641,453)
Items not involving cash
Stock-based compensation	247,059	296,528
Non-controlling interest	(761,463)	(467,958)
Gain on issue by subsidiary of its own shares	(228,934)	(147,414)
Gain on sale of subsidiary’s shares	(292,149)	(616,974)
Shares issued for services	36,722	54,055
Amortization of deferred compensation	–	1,138
Amortization	3,869	1,413
Changes in non-cash working capital items
GST and interest receivable	4,309	(6,256)
Prepaid expenses	25,325	33,852
Accounts payable and accrued liabilities	96,588	295,307
Net Cash Used In Operating Activities	(1,348,819)	(1,197,762)
Financing Activity
Shares issued by subsidiary	651,140	552,935
Net Cash Provided by Financing Activity	651,140	552,935
Investing Activities
Advances from (to) investee and other affiliates	166,215	(102,800)
Net cash from deemed disposition of subsidiary	(7,748)	–
Proceeds on sale of subsidiary’s shares	261,820	621,526
Purchase of property and equipment	(1,338)	(14,144)
Net Cash Provided by Investing Activities	418,949	504,582
Effect of Exchange Rate Changes on Cash	(15,475)	6,931
Decrease in Cash	(294,205)	(133,314)
Cash - Beginning of Year	294,463	427,777
Cash - End of Year	258	294,463
Supplemental Disclosures
Interest paid	–	–
Income tax paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders’ Equity
From April 30, 2006 to April 30, 2008
(Expressed in Canadian Dollars)

					Deficit
				Other	Accumulated
	Common			Comprehensive	During the	Total
	Shares	Common	Contributed	Income	Development	Shareholders’
	Issued	Shares	Surplus	(Loss)	Stage	Equity
	#	$	$	$	$	$
Balance – April 30, 2006
[Restated - Note 12]	23,899,009	11,343,564	552,173	631,794	(12,153,216)	374,315
Options exercised	43,750	13,125	–	–	–	13,125
Stock-based compensation	–	–	296,528	–	–	296,528
Deferred compensation	–	–	1,138	–	–	1,138
Foreign currency translation
adjustment	–	–	–	7,964	–	7,964
Net loss for the year	–	–	–	–	(641,453)	(641,453)
Balance – April 30, 2007
[Restated - Note 12]	23,942,759	11,356,689	849,839	639,758	(12,794,669)	51,617
Stock-based compensation	–	–	247,059	–	–	247,059
Deconsolidation adjustment
[Note 6]	–	–	(886,589)	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary
[Note 6]	–	–	1,808,851	–	–	1,808,851
Foreign currency translation
adjustment	–	–	5,672	9,005	–	14,677
Net loss for the year	–	–	–	–	(480,145)	(480,145)
Balance – April 30, 2008	23,942,759	11,356,689	2,024,832	–	(13,274,814)	106,707

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

1.	NATURE OF OPERATIONS AND GOING CONCERN

Reg Technologies Inc. (the “Company”) is a development stage company engaged in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand

Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company. REGI U.S., Inc. (“REGI”) owns the U.S. marketing and intellectual rights (Note 6). The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in development stage companies. The Company has accumulated losses of $13,274,814 since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds through loans from Rand Energy Group Inc. (“Rand”), a 51% owned subsidiary. The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings. There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months. The Company may also raise additional funds through the exercise of warrants and stock options.

2.	SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These financial statements include the accounts of the Company and its 51% owned subsidiary, Rand, which owns a 9% interest in REGI. The Company also owns a 12% (2007 - 12%) interest in REGI. Prior to April 30, 2008, REGI was considered a controlled subsidiary for consolidation purposes by way of control through an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by the President of the 51% owned subsidiary with seven days’ written notice to the affiliated companies. Effective April 30, 2008, the voting trusts agreement was cancelled (Note 6).

All inter-company accounts and transactions have been eliminated.

[b] Investments

Investments in which the Company has the ability to exert significant influence but does not have control are accounted for using the equity method whereby the original cost of the investment is adjusted annually for the Company's share of earnings, losses and dividends during the current year.

When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[c]	Consolidation of variable interest entities

The Company has adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities”, issued by the Canadian Institute of Chartered Accountants (”CICA”) for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s financial statements.

	[d]	Cash and cash equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	[e]	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, useful life and recoverability of long-lived assets, accrued liabilities, assumptions used in the determination of the fair value of stock-based compensation and future income tax asset valuation allowances. Actual results could differ from those estimates. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the

Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations and future cash flows would be affected.

	[f]	Intangible assets

The Company accounts for goodwill and intangible assets in accordance with CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”. Intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually by comparing the carrying value to the respective fair value. Intangible assets with estimated useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values.

	[g]	Property and equipment

Property and equipment consists of office furniture and equipment, and computer hardware recorded at cost and amortized on a straight-line basis over a five-year and three-year period, respectively.

	[h]	Research and development costs

The Company is in the development stage and all costs relating to research and development are charged to operations as incurred.

	[i]	Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[j]	Foreign currency translation

[i] Translation of foreign currency transactions and balances

Monetary balance sheet items are translated at the rate prevailing at the balance sheet date. Revenues, expenses and non-monetary balance sheet items in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing on the transaction dates. The resulting exchange gain or loss is included in operations.

[ii] Translation of foreign subsidiary balances

Foreign currency transactions are translated using the current method. Assets and liabilities of non-integrated foreign subsidiaries are translated into Canadian dollars at the rates of exchange on the balance sheet date. The foreign subsidiary’s operating results are translated into Canadian dollars using the average exchange rate for the year. Any resulting translation gain or loss is deferred and included as a separate component of shareholders’ equity.

	[k]	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

	[l]	Share issue costs

Costs of issuing shares are offset against the related share proceeds.

	[m]	Stock-based compensation plans

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized to directors, employees and non- employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non- forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations over the vesting period, with the offset credited to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	[n]	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	[o]	Future accounting changes

The following changes [i to iii] will apply for the Company to interim and annual consolidated financial statements, commencing May 1, 2008, while change [iv] will apply from May 1, 2009. The Company is in the process of assessing the impact of these changes on its consolidated financial statements.

		[i]	Capital Disclosures

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.

		[ii]	Financial Instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”.

Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

		[iii]	Going Concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.

		[iv]	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

		[v]	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements beginning on April 30, 2011. Implementation of the change will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

3.	FINANCIAL INSTRUMENTS

Effective May 1, 2007, the Company adopted the CICA Handbook Section 3855 - Financial Instruments, Recognition and Measurement. This new standard requires the Company to account for certain financial assets and liabilities at each balance sheet date.

Financial instruments must be classified into one of these five categories: held-for-trading, held-to- maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest method.

The Company has implemented the following classification:

•	Cash and cash equivalents	Held-for-trading
•	Accounts receivable and other receivables	Other receivables
•	Accounts payable and accrued liabilities	Other financial liabilities

Effective May 1, 2007, the Company adopted the CICA Handbook Section 1530 – Comprehensive Income, which establishes standards for presentation and disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of gains and losses affecting shareholders’ equity that under generally accepted accounting principles are excluded from net income (loss).

The Company has no items of other comprehensive income (loss) in any period presented. Therefore, net loss as presented in the Company’s statement of operations equals comprehensive loss.

Fair values

The fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due from related parties and equity accounted investee approximate their carrying values because of the short-term maturity of these financial instruments.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions.

Interest rate risk

Interest rate risk consists of two components:

[a]

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

[b]	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

3.	FINANCIAL INSTRUMENTS (Continued)

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

4.	SHARE CAPITAL

Authorized:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

[a]	Treasury shares

At April 30, 2008, Rand owns 217,422 (2007 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.

[b]	Escrowed shares

There are 93,750 shares held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

These options have the following vesting schedule:

[i] 25% of the options vest upon granting of the option; such initial vest is referred to as the “First Vesting”;

[ii] The second 25% of the options vest 90 days from the date of exercise of the First Vesting; such second vesting is referred to as the “Second Vesting”;

[iii] The third 25% of the options vest 90 days from the date of exercise of the Second Vesting; such third vesting is referred to as the “Third Vesting”;

[iv] The fourth and final 25% of the options vest 90 days from the date of exercise of the Third Vesting; and

[v] The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

4.	SHARE CAPITAL (Continued)

The following table summarizes activity under the Plan for the years ended April 30, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$

Outstanding at beginning of
year	1,125,000	0.27	1,168,750	0.27
Exercised	–	–	(43,750)	0.30

Outstanding at end of year	1,125,500	0.27	1,125,000	0.27

Exercisable at end of year	300,000	0.27	300,000	0.27

Additional information regarding options outstanding and exercisable as at April 30, 2008 is as follows:

				Weighted
				Average
				Remaining
		Shares	Aggregate	Contractual
	Exercise	Under	Intrinsic	Life
Expiry Date	Price	Option	Value	(in years)
	$	#	$	#
September 18, 2008	0.30	37,500	4,500	0.39
March 4, 2009	0.19	62,500	14,375	0.84
April 8, 2009	0.14	12,500	3,500	0.94
October 20, 2010	0.30	187,500	22,500	2.47
Options outstanding and
exercisable		300,000	44,875	1.81

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. There were no stock options granted during the fiscal years ended April 30, 2008 and 2007.

5.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During 2008 and 2007, REGI issued shares outside the consolidated group. These issuances effectively reduced the Company’s interest (through RAND) in REGI, which resulted in a deemed gain on issue by subsidiary of subsidiary’s shares as follows:

	2008	2007
	$	$
Gain due to ownership of new assets resulting from subsidiary
shares issued	228,934	147,414

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

6.	DECONSOLIDATION OF SUBSIDIARY

Prior to April 30, 2008, REGI was considered a controlled subsidiary of Rand for consolidation purposes by way of control through an annually renewable voting trusts agreement with certain affiliated companies. This trusts agreement gave the Company approximately over 50% control of the voting shares of REGI. The consolidation process would have resulted in the Company recognizing $1,808,851 of assets, liabilities and certain equity amounts of REGI at April 30, 2008. The consolidated statements of operations and cash flows include the operations of REGI to April 30, 2008.

Effective April 30, 2008, the voting trusts agreement was cancelled, and REGI was deconsolidated . The investment in REGI is now accounted for under the equity method. The following shows the result of no longer recognizing the assets, liabilities and certain equity amounts of REGI as a result of the deconsolidation.

$
Assets	(8,632)
Liabilities	169,820
Due to related parties	112,311
Contributed surplus	886,589
Accumulated foreign exchange adjustments	648,763
Result of deconsolidation of subsidiary	1,808,851

All parties involved in the voting trusts agreement are deemed related parties as they are all under common control. Accordingly, the result of deconsolidation has been stated as an addition to contributed surplus at carrying amounts as there was no independent evidence that the consideration paid or received (nil) represented the fair value of the percentage ownership given up.

7.	EQUITY ACCOUNTED INVESTEE

The investment in REGI is now accounted for under the equity method. The Company recognizes its share of losses to the extent of its investment in REGI.

$
Investment at cost	215,800
Cumulative share of losses recognized	(215,800)
–

At April 30, 2008, the Company is owed an aggregate of $112,312 (2007 - $nil) by REGI. The amounts owed are unsecured, non-interest bearing and due on demand.

8.	PROPERTY AND EQUIPMENT

		2008
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Computer hardware	6,632	2,776	3,856
Office furniture and equipment	8,849	2,506	6,343
	15,481	5,282	10,199

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

8.	PROPERTY AND EQUIPMENT (Continued)

		2007
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
Computer hardware	5,295	677	4,618
Office furniture and equipment	8,849	736	8,113
	14,144	1,413	12,731

9.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise disclosed in these financial statements are as follows:

[a]

At April 30, 2008, the Company is owed an aggregate of $16,491 (2007 - $58,420) by related parties. The amounts owed are unsecured, non-interest bearing and due on demand. These parties are companies that the president of the Company controls or significantly influences.

[b]

During the year ended April 30, 2008, fees in the aggregate of $65,003 (2007 - $134,193) for legal services have been paid or are payable to a professional law firm in which a partner of the law firm is an officer and director of the Company.

[c] During the year ended April 30, 2008, rent of $12,857 (2007 - $14,840) was paid to a company having common officers and directors.

[d] During the year ended April 30, 2008, project management fees of $30,688 (2007 - $34,140) were paid to a company having common officers and directors.

[e]

During the year ended April 30, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $75,214 (2007 - $59,406) for services rendered.

[f] On April 30, 2008, an increase to contributed surplus of $1,808,851 was the result of deconsolidation of a former subsidiary (see Note 6).

The above transactions have been in the normal course of operations and are recorded at their exchange amounts with the exception of (f), which is recorded at carrying amounts.

10.	INCOME TAXES

As at April 30, 2008, the Company has non-capital losses carried forward totalling $2,110,000 for Canadian tax purposes, which expire starting in the tax year commencing 2008. The potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended April 30, 2008 and 2007 is as follows:

	2008		2007
Statutory income tax rate	33.25%		34.12%
Adjust foreign country	–		0.50%
Adjust for change in rate	(7.25%	)	–
Valuation adjustment	(26.00%	)	(34.62%	)
Effective income tax rate	–		–

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

10.	INCOME TAXES (Continued)

The tax effect (computed by applying the federal statutory rates as stated above) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2008	2007
	$	$
Future income tax assets
Tax value in excess of carrying values of
- Intangible assets	153,000	144,000
- Property and equipment	53,000	70,000
Non-capital loss carry forwards	549,000	642,000
Total gross future income tax assets	755,000	856,000
Valuation allowance	(755,000)	(856,000)
Net future income tax asset	–	–
Future income tax assets (of subsidiary)
Non-capital loss carry forwards	–	2,711,000
Total gross future income tax assets	–	2,711,000
Valuation allowance	–	(2,711,000)
Net future income tax asset	–	–

The Company and Rand have combined Canadian income tax losses of approximately $2,110,000, which are available to reduce Canadian taxable income of future years. The losses expire as follows:

$
2008	135,000
2009	138,000
2010	190,000
2014	145,000
2015	212,000
2026	402,000
2027	317,000
2028	571,000
2,110,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

11.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid based on 5% of all net profits from sales, licenses, royalties or income derived from the patented technology, to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and

11.	COMMITMENTS (Continued)

	[a]	(Continued)

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

		[iii]	A 1% net profit royalty will be payable to a director on all U.S. - based sales.

[b]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for a period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year. The future commitment is as follows:

Amount
$
2009	16,994
2010	2,124
19,118

12.	RESTATEMENT

The Company has restated its consolidated financial statements for the year ended April 30, 2007:

	[a]	To adjust dilution of the parent company’s ownership due to the subsidiary issuing shares to third parties,

	[b]	To reinstate previously eliminated foreign currency translation adjustments upon consolidation, and

	[c]	To reclassify subscriptions received by a subsidiary previously reported as equity.

Prior period consolidated financial statements have been retroactively restated as follows:

	April 30, 2007
	As Previously			April 30, 2007
	Reported	Adjustment		As Restated
	$	$		$

Consolidated Balance Sheet
Current Liabilities
Accounts payable and accrued liabilities	83,952	289,307	(a)	373,259
Shareholders’ Equity
Subscriptions Received	289,307	(289,307)	(a)	–
Contributed Surplus	850,733	(894)	(b)	849,839
Foreign Currency Translation Adjustments	(74,706)	714,464	(c)	639,758
Deficit Accumulated During the Development
Stage	(12,081,099)	(713,570)		(12,794,669)

(a)	To reclassify subscriptions received by a subsidiary from equity to accounts payable and accrued liabilities.

(b)	To adjust for foreign exchange changes.

(c)	To record foreign currency translation adjustments previously eliminated upon consolidation.

Reg Technologies Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
Years Ended April 30, 2008 and 2007
(Expressed in Canadian dollars)

12.	RESTATEMENT (Continued)

	April 30, 2007
	As Previously			April 30, 2007
	Reported	Adjustment		As Restated
	$	$		$
Consolidated Statement of Operations
General and administrative	(1,884,471)	206,515	(a)	(1,677,956)
Research and development	–	(205,103)	(a)	(205,103)
Foreign exchange	23,130	(19,311)	(a)	3,819
Non-controlling interest	570,401	(102,443)	(b)	467,958
Amortization	–	(1,413)	(a)	(1,413)
Net loss for the year	(519,698)	(121,755)		(641,453)

Deficit Accumulated During the Development
Stage
Deficit, beginning of the year	(11,561,401)	(591,815)		(12,153,216)
Deficit, end of the year	(12,081,099)	(713,570)		(12,794,669)

Loss Per Share – Basic	(0.02)	(0.01)		(0.03)

(a)	To adjust for foreign exchange changes and reclassify research and development and amortization.

(b)	To adjust non-controlling interest as a result of the above changes.

13.	SUBSEQUENT EVENTS

[a]

On August 1, 2008, the Company granted stock options, subject to regulatory acceptance, to various consultants, employees and directors of the Company to acquire up to 400,000 common shares at $0.40 per share exercisable for a period of five years from the date of granting.

[b]

On July 30, 2008, the Company closed a non-brokered private placement of 1,315,168 common share units (the “Units”) at $0.40 per Unit, for gross proceeds of $526,067. Each Unit consists of one common share and one non-transferable share purchase warrant exercisable in the first year at $0.50 per share or in the second year at $0.60 per share. The Company paid a cash finders’ fee of $23,070.